Registration No. 333-36431

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
______________________

POST-EFFECTIVE AMENDMENT NO. 1
TO

FORM S-1MEF

REGISTRATION STATEMENT UNDER
THE SECURITIES ACT OF 1933
______________________

______________________

THE WALKING COMPANY HOLDINGS, INC. (formerly Big Dog Holdings, Inc.)
(Exact name of registrant as specified in its charter)

Delaware	52-1868665
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)

121 Gray Avenue
Santa Barbara, CA  93101
(805) 963-8727
(Address, including zip code, and telephone number, including area code of registrant’s principal executive offices)

Anthony J. Wall
Executive Vice President and General Counsel
121 Gray Avenue
Santa Barbara, CA  93101
(805) 963-8727
(Names, address, including zip code, and telephone number
including area code, of agents for service)

Copy To:
C. Thomas Hopkins, Esq.
SHEPPARD, MULLIN, RICHTER & HAMPTON LLP
1111 Chapala Street, Third Floor
Santa Barbara, California 93101
(805) 879-1800
Fax: (805) 879-1855

Approximate date of commencement of proposed sale to the public:
No longer applicable because the shares are being removed from registration.

If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.  ☐

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box.  ☐

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box.  ☐

EXPLANATORY NOTE – DEREGISTRATION OF SECURITIES

On September 26, 1997, The Walking Company Holdings, Inc., formerly Big Dog Holdings, Inc., (the “Company”) filed a registration statement on Form S-1MEF (Registration No. 333-36431) (the “Registration Statement”) with the United States Securities and Exchange Commission (the “Commission”), which registered 575,000 shares of the Company’s common stock, $.01 par value (the “Common Stock”) to be sold by the Company and the selling security holders named therein.

The Registration Statement incorporated by reference the contents of the registration statement on Form S-1 (File No. 333-33027) relating to the offering of up to 4,025,000 Shares of Common Stock of the Company filed with the Commission on August 7, 1997, as amended on September 16, 1997, September 19, 1997, September 23, 1997 and March 27, 2009.  We have filed a separate post-effective amendment to deregister and remove all of the previously registered shares of common stock that remain unsold under that registration statement.

In accordance with the undertaking pursuant to Item 512 of Regulation S-K, this Post-Effective Amendment No. 1 to the Registration Statement is being filed to deregister and remove all of the previously registered shares of Common Stock that remain unsold under the Registration Statement as of the date hereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Company certifies that it has reasonable grounds to believe that it meets all of the requirements for filing an amendment on Form S-1MEF and has duly caused this Post-Effective Amendment No. 1 to Registration Statement No. 333-36431 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Santa Barbara, California, on the 30th day of April, 2009.

THE WALKING COMPANY HOLDINGS, INC.

By:	/s/ Anthony J. Wall
Anthony J. Wall
Executive Vice President and General Counsel

Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment No. 1 has been signed by the following persons in the capacities and on the date indicated.

Name	Title	Date

/s/ Andrew D. Feshbach	Director and Chief Executive	April 30, 2009
Andrew D. Feshbach	Officer

/s/ Roberta J. Morris	Chief Financial Officer and Treasurer	April 30, 2009
Roberta J. Morris	(Principal Financial Officer)

/s/ Fred Kayne	Chairman of the Board	April 30, 2009
Fred Kayne

/s/ David J. Walsh	Director	April 30, 2009
David J. Walsh